EXHIBIT 99.1

 AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2020 and 2019

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at September 30, 2020, and for the periods ended September 30, 2020 and 2019, have not been audited by the Company’s independent auditors.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
November 9, 2020	November 9, 2020

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in thousands of US dollars)

	Note	September 30, 2020 (unaudited)	December 31, 2019
ASSETS
Current assets
Cash		$12,493	$9,625
Amounts receivable		1,044	1,477
Taxes recoverable	4	6,404	5,483
Prepaid expenses and other assets		775	594
Inventory	5	2,223	5,592
Total current assets		22,939	22,771
Exploration and evaluation assets	7	10,010	9,827
Plant, equipment and mining properties	9	34,758	35,658
Long-term investments	6	3,927	4,311
Other assets		4	4
Total assets		$71,638	$72,571
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$2,182	$4,907
Amounts due to related parties	10(b)	147	156
Taxes payable		4	46
Current portion of term facility	11	3,355	3,384
Current portion of equipment loans		127	199
Current portion of finance lease obligations		265	692
Other liabilities		-	178
Total current liabilities		6,080	9,562
Term facility	11	-	2,513
Equipment loans		-	90
Finance lease obligations		284	442
Warrant liability	12	1,550	1,579
Reclamation provision	13	1,350	1,524
Deferred income tax liabilities		2,451	2,938
Total liabilities		11,715	18,648
EQUITY
Share capital	14	108,304	96,396
Equity reserves		9,239	9,391
Treasury shares (14,180 shares, at cost)		(97)	(97)
Accumulated other comprehensive loss		(4,655)	(4,563)
Accumulated deficit		(52,868)	(47,204)
Total equity		59,923	53,923
Total liabilities and equity		$71,638	$72,571

Commitments – Note 17

Subsequent Event – Note 21

Approved by the Board of Directors on November 9, 2020:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (Expressed in thousands of US dollars, except per share amounts - Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
Revenue from mining operations	15	$2,659	$6,796	$14,615	$21,320
Cost of sales	15	2,848	6,973	13,174	21,145
Mine operating income (loss)		(189)	(177)	1,441	175

Operating expenses
General and administrative expenses	16	693	770	2,063	2,242
Share-based payments	14	692	230	1,062	643
Loss before other items		(1,574)	(1,177)	(1,684)	(2,710)
Other items
Interest and other income		8	150	232	385
Gain (loss) on long-term investments		(1,231)	16	(181)	17
Fair value adjustment on warrant liability	12	1,136	(230)	(13)	346
Realized loss on exercise of warrants		(2,708)	-	(2,708)	-
Foreign exchange loss		(446)	(706)	(1,701)	(562)
Finance costs		(41)	(6)	(175)	(2)
Accretion of reclamation provision	13	(26)	(25)	(75)	(78)
Interest expense		(4)	(13)	(22)	(53)
Loss from continuing operations before income taxes		(4,886)	(1,991)	(6,327)	(2,657)
Income taxes:
Current income tax expense		(28)	(63)	(90)	(246)
Deferred income tax recovery		327	509	487	694
Income tax recovery (expense)		299	446	397	448
Net loss from continuing operations		(4,587)	(1,545)	(5,930)	(2,209)
Loss from discontinued operations and on disposal	3	(2)	(97)	(167)	(209)
Net loss		(4,589)	(1,642)	(6,097)	(2,418)

Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss:
Currency translation differences		455	(318)	(92)	857
Total comprehensive loss		$(4,134)	$(1,960)	$(6,189)	$(1,561)
Loss per share from continuing operations	14(e)
Basic & diluted		$(0.05)	$(0.02)	$(0.07)	$(0.03)
Loss per share	14(e)
Basic & diluted		$(0.05)	$(0.02)	$(0.08)	$(0.04)
Weighted average number of common shares outstanding	14(e)
Basic & Diluted		87,093,054	73,428,820	81,027,129	67,743,695

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Changes in Equity (Expressed in thousands of US dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2019		63,337,769	$88,045	$9,849	$(97)	$(6,124)	$(16,505)	$75,168
Common shares issued for cash:
Brokered public offerings	14	7,735,360	4,877	-	-	-	-	4,877
Less: Issuance costs	14	-	(476)	-	-	-	-	(476)
At the market issuances	14	4,954,000	2,924	-	-	-	-	2,924
Less: Issuance costs	14	-	(112)	-	-	-	-	(112)
Options cancelled or expired		-	-	(739)	-	-	739	-
Carrying value of RSUs exercised		565,259	835	(835)	-	-	-	-
Fair value of warrants issued		-	-	116	-	-	-	116
Share-based payments	14	-	-	729	-	-	-	729
Net loss for the period		-	-	-	-	-	(2,418)	(2,418)
Currency translation differences		-	-	-	-	857	-	857
Balance, September 30, 2019		76,592,388	$96,093	$9,120	$(97)	$(5,267)	$(18,184)	$81,665
Balance, January 1, 2020		76,592,388	$96,396	$9,391	$(97)	$(4,563)	$(47,204)	$53,923
Common shares issued for cash:
At the market issuances	14	6,730,054	4,940	-	-	-	-	4,940
Exercise of warrants	14	4,659,194	6,528	(116)	-	-	-	6,412
Exercise of options	14	48,000	44	(15)	-	-	-	29
Common shares issued for services	14	675,145	-	-	-	-	-	-
Issuance costs	14	-	(254)	-	-	-	-	(254)
Options cancelled or expired		-	-	(433)	-	-	433	-
Carrying value of RSUs exercised		863,901	650	(650)	-	-	-	-
Share-based payments	14	-	-	1,062	-	-	-	1,062
Net loss for the period		-	-	-	-	-	(6,097)	(6,097)
Currency translation differences		-	-	-	-	(92)	-	(92)
Balance, September 30, 2020		89,568,682	$108,304	$9,239	$(97)	$(4,655)	$(52,868)	$59,923

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Cash Flows (Expressed in thousands of US dollars - Unaudited)

		Nine months ended September 30,
	Note	2020	2019

Cash generated by (used in):

Operating Activities
Net loss		$(6,097)	$(2,418)
Adjustments for non-cash items:
Deferred income tax recovery		(487)	(694)
Depreciation and depletion		1,779	2,029
Inventory net realizable adjustment		-	387
Accretion of reclamation provision		75	250
Unrealized (gain) loss on investments		181	(17)
Foreign exchange loss		528	581
Unwinding of fair value adjustment		(42)	(153)
Fair value adjustment on warrant liability		13	(346)
Realized loss on exercise of warrants		2,708	-
Share-based payments		1,062	643
		(280)	262
Net change in non-cash working capital items	18	(953)	382
		(1,233)	644
Financing Activities
Shares and units issued for cash, net of issuance costs		4,686	7,329
Proceeds from option exercise		29	-
Proceeds from warrant exercise		3,705	-
Term facility payments		(2,500)	-
Finance lease payments		(596)	(643)
Equipment loan payments		(163)	(434)
		5,161	6,252
Investing Activities
Exploration and evaluation expenditures		(180)	(4,715)
Additions to plant, equipment and mining properties		(889)	(2,553)
Proceeds from sale of long-term investments		1,255	-
Purchase of long-term investments		(1,177)	-
Redemption of reclamation bonds		-	87
		(991)	(7,181)
Change in cash		2,937	(285)
Effect of exchange rate changes on cash		(69)	(86)
Cash, Beginning		9,625	3,252
Cash, Ending		$12,493	$2,881

Supplementary Cash Flow Information (Note 18)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on July 1, 2015, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2019, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These unaudited condensed consolidated interim financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements as if the policies have always been in effect.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2020, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2019.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

3.	DISPOSITION OF DISCONTINUED OPERATIONS – BRALORNE GOLD MINES LTD.

On December 13, 2019, the Company completed the sale of its 100% wholly-owned subsidiary Bralorne Gold Mines Ltd. (“Bralorne”) to Talisker Resources Ltd. (“Talisker”). The sale was record in the further quarter of fiscal 2019 and includes the Bralorne Gold Mine and is part of the Company’s plan to focus on its core mining operations in Mexico.

The consideration included:

•	C$8.7 million (translated to $6,599) in cash

•	The issuance of 12,580,000 common shares of Talisker, representing 9.9% on a pro-forma basis following the close of the transaction and subsequent financing by Talisker;

•	The issuance of 6,290,000 share purchase warrants exercisable at C$0.25 per share for a period of three years after the closing, subject to acceleration in the event the closing price of Talisker’s common shares is great than C$0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020;

The sale includes the Bralorne claims, as well as nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia, known as the BRX Property.

As a result of the sale, net loss for the comparative nine months ended September 30, 2019, have been reclassified from continuing operations to discontinued operations:

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue from mining operations	$-	$-	$-	$-
Cost of sales	-	-	-	-
Mine operating income (loss)	-	-	-	-

Operating expenses	-	(40)	-	(35)
Accretion of reclamation provision	-	(57)	-	(172)
Gain on sale of assets	-	-	-	(3)
Other items	-	-	-	1
Loss on disposition	(2)	-	(167)	-
Net loss before income taxes	(2)	(97)	(167)	(209)
Income taxes	-	-	-	-
Net loss from discontinued operations and on disposal	$(2)	$(97)	$(167)	$(209)

The results of discontinued operations included in the consolidated statements of cash flows for the nine months ended September 30, 2020 and 2019, are as follows:

	Nine months ended September 30,
Cash used in:	2020	2019

Cash flow provided by operating activities	$-	$(35)
Cash flow used in financing activities	-	(198)
Cash flow used in investing activities	-	(4,566)
Net cash decrease from discontinued operations	$-	$(4,799)

4.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	September 30, 2020	December 31, 2019
VAT recoverable	$3,941	$2,652
GST recoverable	15	42
Income taxes recoverable	2,448	2,789
	$6,404	$5,483

5.	INVENTORY

	September 30, 2020	December 31, 2019
Process material stockpiles	$368	$1,079
Concentrate inventory	581	3,055
Materials and supplies	1,274	1,458
	$2,223	$5,592

The amount of inventory recognized as an expense for the nine months ended September 30, 2020 totalled $12,299 (September 30, 2019 – $21,145), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

6.	LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value	Net Additions and	Movements	Fair value adjustments	Fair Value
	December 31, 2019	(Warrants Exercised)	in foreign exchange	for the period	September 30, 2020
Talisker Resources Common Shares	$3,197	$1,184	$(76)	$(378)	$3,927
Talisker Resources Warrants	1,114	(1,114)	-	-	-
Other	-	(1)	-	1	-
	$4,311	$69	$(76)	$(377)	$3,927

7.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2019	$9,692	$37,089	$46,781

Costs incurred during 2019:
Mine and camp costs	-	2,537	2,537
Drilling and exploration	50	2,333	2,383
Depreciation of plant and equipment	-	317	317
Interest and other costs	-	325	325
Provision for reclamation	-	1,338	1,338
Assessments and taxes	90	31	121
Geological and related services	-	116	116
Assays	-	130	130
Water treatment and tailing storage facility costs	-	112	112
Effect of movements in exchange rates	(6)	1,286	1,280
Disposition of Bralorne Mine (Note 3)	-	(45,613)	(45,613)

Balance, December 31, 2019	$9,826	$1	$9,827
Costs incurred during 2020:
Drilling and exploration	98	-	98
Assessments and taxes	82	-	82
Effect of movements in exchange rates	3	-	3

Balance, September 30, 2020	$10,009	$1	$10,010

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

	(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

	(ii)	Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

During the nine months ended September 30, 2020, the Company announced an option agreement in which Silver Wolf was granted the exclusive right to acquire an 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option”), in consideration of the issuance to Avino of share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of $0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement (the “Approval Date”). In order to exercise the Option, Silver Wolf will:

1.	Issue to Avino a total of $600,000 in cash or common shares of Silver Wolf as follows:

	a.	$50,000 in common shares of Silver Wolf within 30 days of the Approval Date;
	b.	A further $50,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the first anniversary of the Approval Date;
	c.	A further $100,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the second anniversary of the Approval Date;
	d.	A further $200,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the third anniversary of the Approval Date; and
	e.	A further $200,000 in cash or shares of Silver Wolf at Avino’s discretion on or before the fourth anniversary of the Approval Date; and

2.	Incur a total of $750,000 in exploration expenditures on the properties, as follows:

	a.	$50,000 on or before the first anniversary of the Approval Date;
	b.	A further $100,000 on or before the second anniversary of the Approval Date; and
	c.	A further $600,000 on or before the fourth anniversary of the Approval Date.

Under the Option Agreement, the parties intend that the first two year’s payments ($200,000 in cash or shares), and first $150,000 in exploration work will be firm commitments by Silver Wolf. All share issuances will be based on the average volume weighted trading price of Silver Wolf’s shares on the TSX Venture Exchange for the ten (10) trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue. The Option Agreement is subject to the acceptance for filing on behalf of Silver Wolf by the TSX Venture Exchange

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

		(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

		(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

	(b)	British Columbia, Canada

		(i)	Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

	(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

8.	NON-CONTROLLING INTEREST

At September 30, 2020, the Company had an effective 99.67% (December 31, 2019 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2019 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the condensed consolidated interim financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

9.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2019	12,962	149	358	17,257	17,603	6,710	55,039
Additions / Transfers	644	381	(6)	(648)	148	2,770	3,289
Disposals	-	(6)	(12)	(3,723)	(231)	(206)	(4,178)
Effect of movements in exchange rates	31	-	1	33	34	13	112
Balance at December 31, 2019	13,637	524	341	12,919	17,554	9,287	54,262
Additions / Transfers	28	33	5	23	(71)	878	896
Effect of movements in exchange rates	(15)	(10)	-	(1)	-	9	(17)
Balance at September 30, 2020	13,650	547	346	12,941	17,483	10,174	55,141

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2019	6,102	65	175	6,830	2,416	708	16,296
Additions / Transfers	1,952	22	49	51	1,619	714	4,407
Disposals	-	(3)	(11)	(2,040)	(27)	(49)	(2,130)
Effect of movements in exchange rates	12	-	-	13	5	1	31
Balance at December 31, 2019	8,066	84	213	4,854	4,013	1,374	18,604
Additions / Transfers	484	75	32	41	962	185	1,779
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at September 30, 2020	8,550	159	245	4,895	4,975	1,559	20,383

NET BOOK VALUE
At September 30, 2020	5,100	388	101	8,046	12,508	8,615	34,758
At December 31, 2019	5,571	440	128	8,065	13,541	7,913	35,658
At January 1, 2019	6,860	84	183	10,427	15,187	6,002	38,743

- 12 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

Included in buildings and construction in process above are assets under construction of $4,186 as at September 30, 2020 (December 31, 2019 - $3,746) on which no depreciation was charged in the periods then ended. Once the assets are put into service, they will be transferred to the appropriate class of plant, equipment and mining properties.

As at September 30, 2020, plant, equipment and mining properties included a net carrying amount of $451 (December 31, 2019 - $559) for mining equipment under equipment loan, and $1,121 (December 31, 2019 - $2,697) for mining equipment under lease.

10.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Salaries, benefits, and consulting fees	$190	$176	$523	$527
Share-based payments	249	196	625	545
	$439	$372	$1,148	$1,072

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts were due to related parties:

	September 30, 2020	December 31, 2019
Oniva International Services Corp.	$102	$105
Directors	45	51
	$147	$156

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

- 13 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the three and nine months ended September 30, 2020 and 2019, are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Salaries and benefits	$143	$125	$461	$506
Office and miscellaneous	43	57	208	207
Exploration and evaluation assets	-	51	-	169
	$186	$233	$669	$882

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the nine months ended September 30, 2020, the Company paid $166 (September 30, 2019 - $169) to ICC.

11.	TERM FACILITY

In July 2015, the Company entered into a ten million dollar term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%. The Company is currently repaying the remaining balance in 23 equal monthly instalments of $278 ending August 2021, with 12 remaining payments as at September 30, 2020. The Company is committed to selling Avino Mine concentrate on an exclusive basis to Samsung until December 31, 2024.

The facility is secured by the concentrates produced under the agreement and by 33% of the common shares of the Company’s wholly-owned subsidiary Compañía Minera Mexicana de Avino, S.A. de C.V.. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only.

The continuity of the term facility with Samsung is as follows:

	September 30,	December 31,
	2020	2019
Balance at beginning of the period	$5,897	$6,901
Repayments	(2,500)	(834)
Unwinding of fair value adjustment	(42)	(170)
Balance at end of the period	3,355	5,897
Less: Current portion	(3,355)	(3,384)
Non-current portion	$-	$2,513

- 14 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

12.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. Changes in respect of the Company’s warrant liability are as follows:

	September 30, 2020	December 31, 2019
Balance at beginning of the period	$1,579	$2,009
Fair value adjustment	13	(520)
Effect of movement in exchange rates	(42)	90
Balance at end of the period	$1,550	$1,579

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2019	10,778,061	$1.20
Issued	464,122	C$0.85
Expired	(3,602,215)	$1.99
Warrants outstanding and exercisable, December 31, 2019	7,639,968	$0.79
Exercised	(4,195,072)	$0.80
Exercised	(464,122)	C$0.85
Warrants outstanding and exercisable, September 30, 2020	2,980,774	$0.80

		All Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	September 30, 2020	December 31, 2019
July 30, 2020	C$0.85	-	464,122
September 25, 2023	$0.80	2,980,774	7,175,846
		2,980,774	7,639,968

As at September 30, 2020, the weighted average remaining contractual life of warrants outstanding was 2.99 years (December 31, 2019 – 3.55 years).

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	September 30, 2020	December 31, 2019
Weighted average assumptions:
Risk-free interest rate	0.31%	1.68%
Expected dividend yield	0%	0%
Expected warrant life (years)	2.99	3.57
Expected stock price volatility	71.14%	61.61%
Weighted average fair value	$0.52	$0.22

- 15 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

13.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at September 30, 2020, is $1,350 (December 31, 2019 – $1,524), and the undiscounted value of the obligation is $1,655 (December 31, 2019 – $1,985).

The present value of the obligation was calculated using a risk-free interest rate of 5.55% (December 31, 2019 – 6.86%) and an inflation rate of 2.06% (December 31, 2019 – 3.54%). Reclamation activities are estimated to begin at the end of 2021 for the San Gonzalo Mine and in 2028 for the Avino Mine.

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	September 30, 2020	December 31, 2019

Balance at beginning of the period	$1,524	$10,799
Changes in estimates	-	840
Disposition of Bralorne (Note 3)	-	(10,828)
Unwinding of discount related to Bralorne	-	217
Unwinding of discount related to continuing operations	75	104
Effect of movements in exchange rates	(249)	392
Balance at end of the period	$1,350	$1,524

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)	During the nine months ended September 30, 2020, the Company issued 6,730,054 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $4,940. The Company paid a 3% cash commission of $148 on gross proceeds and incurred an additional $106 in issuance costs during the period.

During the nine months ended September 30, 2020, the Company issued 4,195,072 common shares following the exercise of 4,195,072 warrants. As a result, $6,112 was recorded to share capital, representing cash proceeds of $3,356, fair value of the warrants on the date of exercise (see Note 12 for valuation methodology for $US denominated warrants) of $2,708, and movements in foreign exchange of $48.

During the nine months ended September 30, 2020, the Company also issued 464,122 common shares following the exercise of 464,122 broker warrants. As a result, $416 was recorded to share capital, representing cash proceeds of $300 and the amount attributed to the warrants upon issuance in 2019, representing $116.

During the nine months ended September 30, 2020, the Company issued 675,145 common shares as settlement of accrued advisory services provided by Cantor Fitzgerald Canada Corporate (“Cantor”) for the completion of the sale of Bralorne. The value of these shares was accrued at December 31, 2019; however, the shares were not issued until January 2020.

During the nine months ended September 30, 2020, the Company issued 48,000 common shares following the exercise of 48,000 options. As a result, $44 was recorded to share capital, representing cash proceeds of $29 and the fair value upon issuance of $15.

During the nine months ended September 30, 2020, the Company issued 863,901 common shares upon exercise of RSUs. As a result, $650 was recorded to share capital.

- 16 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

(ii)

During the year ended December 31, 2019, the Company closed a bought-deal financing, issuing 5,411,900 common shares at the price of C$0.85, as well as 2,323,460 flow-through shares at the price of C$0.99 for gross proceeds of $5,240 (C$6,900). The financing was made by way of prospectus supplement in July 2019, so the Company’s existing Canadian short-form base shelf prospectus dated December 21, 2018.

Of the $5,240 total aggregate proceeds raised, $116 was attributed to 464,122 warrants issued as commission, leaving a residual amount of $5,124. This amount includes a flow-through premium, which represents the difference between the C$0.85 price in which the common shares were issued, and the offering price of C$0.99 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $247 was recorded as the flow-through premium, for a net share capital allocation of $4,877. This premium is presented in “Other liabilities” on the condensed consolidated interim statements of financial position as at December 31, 2019.

The Company paid a 7% cash commission on the gross proceeds in the amount of $367, and incurred additional legal and professional costs of $115. Costs of $10 were allocated to the fair value of the warrants and have been reflected in the condensed consolidated interim statements of operations as a finance cost, and costs of $472 have been reflected as share issuance costs in the condensed consolidated interim statements of changes in equity.

During the year ended December 31, 2019, the Company issued 4,954,000 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $2,924. The Company paid a 3% cash commission of $87 on gross proceeds and incurred an additional $75 in issuance costs during the period,

During the year ended December 31, 2019, the Company issued 565,259 common shares upon exercise of RSUs. As a result, $835 was recorded to share capital.

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2019	2,917,500	$2.04
Granted	526,000	$0.79
Cancelled / Forfeited	(255,000)	$2.09
Expired	(550,000)	$1.90
Stock options outstanding, December 31, 2019	2,638,500	$1.82
Granted	1,700,000	$1.64
Exercised	(48,000)	$0.79
Cancelled / Forfeited	(678,500)	$1.73
Stock options outstanding, September 30, 2020	3,612,000	$1.76
Stock options exercisable, September 30, 2020	1,912,000	$1.87

- 17 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2020:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
September 2, 2021	$2.95	370,000	0.92	370,000	0.92
September 20, 2022	$1.98	930,000	1.97	930,000	1.97
August 28, 2023	$1.30	325,000	2.91	325,000	2.91
August 21, 2024	$0.79	287,000	3.89	287,000	3.89
August 4, 2025	$1.64	1,700,000	4.85	-	4.85
		3,612,000	3.45	1,912,000	2.22

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options granted during the nine months ended September 30, 2020, was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2020	2019
Weighted average assumptions:
Risk-free interest rate	0.30%	1.27%
Expected dividend yield	0%	0%
Expected option life (years)	5.00	5.00
Expected stock price volatility	66.09%	59.01%
Weighted average fair value at grant date	C$0.89	C$0.40

During the nine months ended September 30, 2020, the Company charged $361 (September 30, 2019 - $79) to operations as share-based payments and capitalized $Nil (September 30, 2019 - $37) to exploration and evaluation assets for the fair value of stock options vested during the period.

(d)	Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

- 18 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

RSUs outstanding, January 1, 2019	1,235,300	$1.62
Granted	1,730,500	$0.79
Exercised	(565,259)	$1.96
Cancelled / Forfeited	(27,666)	$1.35
RSUs outstanding, December 31, 2019	2,372,875	$0.94
Granted	1,481,000	$1.64
Exercised	(863,901)	$0.79
Cancelled / Forfeited	(115,974)	$1.00
RSUs outstanding, September 30, 2020	2,874,000	$1.28

The following table summarizes information about the RSUs outstanding at September 30, 2020:

Issuance Date	Price (C$)	Number of RSUs Outstanding
August 23, 2018	$1.31	288,000
August 21, 2019	$0.79	1,105,000
August 4, 2020	$1.64	1,481,000
		2,874,000

For the RSUs issued during nine months ended September 30, 2020, the weighted average fair value at the measurement date was C$1.64 (for year ended December  31, 2019 was C$0.79), based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the nine months ended September 30, 2020, the Company charged $701 (September 30, 2019 - $564) to operations as share-based payments and capitalized $Nil (September 30, 2019 - $48) to exploration and evaluation assets for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e)	Loss per share:

The calculations for basic loss per share and diluted loss per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net loss from continuing operations for the period	$(4,587)	$(1,545)	$(5,930)	$(2,209)
Net loss for the period	$(4,589)	$(1,642)	$(6,097)	$(2,418)
Basic weighted average number of shares outstanding	87,093,054	73,428,820	81,027,129	67,743,695
Effect of dilutive share options, warrants, and RSUs	-	-	-	-
Diluted weighted average number of shares outstanding	87,093,054	73,428,820	81,027,129	67,743,695
Basic and diluted loss from continuing operations per share	$(0.05)	$(0.02)	$(0.07)	$(0.03)
Basic and diluted loss per share	$(0.05)	$(0.02)	$(0.08)	$(0.04)

- 19 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

15.	REVENUE AND COST OF SALES

Revenue reflects the sale of silver, gold and copper concentrate from the Avino Mine and from the sale of silver and gold concentrate from the San Gonzalo Mine for the three and nine months ended September 30, 2020 and 2019.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Concentrate sales	$2,157	$6,600	$13,964	$20,914
Provisional pricing adjustments	502	196	651	406
	$2,659	$6,796	$14,615	$21,320

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Stand-by costs consists of care and maintenance costs incurred during the work stoppage at the Avino Mine during the three and nine months ended September 30, 2020.

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Production costs	$1,428	$6,144	$10,607	$18,750
Stand-by costs	875	-	875	-
Inventory net realizable adjustment	-	273	-	387
Depreciation and depletion	545	556	1,692	2,008
	$2,848	$6,973	$13,174	$21,145

During the three months ended September 30, 2020, production costs consisted of costs incurred in converting process material stockpiles that were in inventory at June 30, 2020, into concentrate sold during the three months ended September 30, 2020.

16.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Salaries and benefits	$269	$297	$921	$954
Office and miscellaneous	78	36	137	134
Management and consulting fees	88	108	294	303
Investor relations	60	67	140	149
Travel and promotion	5	21	41	63
Professional fees	69	166	211	406
Directors fees	53	43	126	113
Regulatory and compliance fees	41	26	106	99
Depreciation	30	6	87	21
	$693	$770	$2,063	$2,242

- 20 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

17.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2020	December 31, 2019
Not later than one year	$7	$1,269
Later than one year and not later than five years	16	20
Later than five years	3	5
	$26	$1,294

Included in the above amount as at September 30, 2020, is the Company’s commitment to incur flow-through eligible expenditures of $Nil (December 31, 2019 - $1,262 (C$1,639)) that must be incurred in Canada.

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2020	September 30, 2019
Net change in non-cash working capital items:
Inventory	$3,399	$1,041
Prepaid expenses and other assets	(187)	33
Taxes recoverable	(1,266)	680
Taxes payable	(42)	(150)
Accounts payable and accrued liabilities	(2,890)	(389)
Amounts receivable	224	(266)
Other liabilities	(178)	(3)
Deferred revenues	-	(573)
Amounts due to related parties	(13)	9
	$(953)	$382

	September 30, 2020	September 30, 2019
Interest paid	$256	$472
Taxes paid	$407	$2,585
Equipment acquired under finance leases and equipment loans	$-	$116

19.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with four (December 31, 2019 – six) counterparties (see Note 20). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2020, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2020, in the amount of $12,493 and working capital of $16,859 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2020, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$2,182	$2,182	$-	$-
Amounts due to related parties	147	147	-	-
Minimum rental and lease payments	26	7	16	3
Term facility	3,423	3,423	-	-
Equipment loans	129	129	-	-
Finance lease obligations	597	288	309	-
Total	$6,504	$6,176	$325	$3

- 22 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2020		December 31, 2019
	MXN	CDN	MXN	CDN
Cash	$863	$3,611	$2,780	$5,902
Long-term investments	-	5,238	-	5,599
Reclamation bonds	-	6	-	6
Amounts receivable	-	20	-	54
Accounts payable and accrued liabilities	(43,027)	(234)	(51,307)	(442)
Due to related parties	-	(196)	-	(202)
Finance lease obligations	(545)	(471)	(1,037)	(522)
Net exposure	(42,709)	7,974	(49,564)	10,395
US dollar equivalent	$(1,901)	$5,978	$(2,627)	$8,004

Based on the net US dollar denominated asset and liability exposures as at September 30, 2020, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2020, by approximately $353 (year ended December 31, 2019 - $465). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2020, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $42 (December 31, 2019 - $70).

- 23 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2020, a 10% change in market prices would have an impact on net earnings (loss) of approximately $393 (December 31, 2019 - $467).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2020:

	Level 1	Level 2	Level 3
Financial assets
Cash	$12,493	$-	$-
Amounts receivable	-	1,044	-
Long-term investments	3,927	-	-
Total financial assets	$16,420	$1,044	$-
Financial liabilities
Warrant liability	-	-	(1,550)
Total financial liabilities	$-	$-	$(1,550)

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

20.	SEGMENTED INFORMATION

The Company’s revenues for the three and nine months ended September 30, 2020 of $2,659 and $14,615 (September 30, 2019 - $6,796 and $21,320) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine and the San Gonzalo Mine.

On the condensed consolidated interim statements of operations, the Company had revenue from the following product mixes:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Silver	$924	$2,958	$5,668	$9,376
Copper	1,344	2,814	7,823	8,997
Gold	768	2,562	4,506	7,307
Penalties, treatment costs and refining charges	(377)	(1,538)	(3,382)	(4,360)
Total revenue from mining operations	$2,659	$6,796	$14,615	$21,320

For nine months ended September 30, 2020, the Company had four customers (September 30, 2019 – six customers) that accounted for total revenues as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Customer #1	$2,310	$5,439	$11,194	$16,091
Customer #2	-	370	(18)	3,086
Customer #3	314	655	3,179	661
Customer #4	35	313	260	1,003
Customer #5	-	19	-	469
Customer #6	-	-	-	10
Total revenue from mining operations	$2,659	$6,796	$14,615	$21,320

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	September 30, 2020	December 31, 2019
Exploration and evaluation assets - Mexico	$10,009	$9,826
Exploration and evaluation assets - Canada	1	1
Total exploration and evaluation assets	$10,010	$9,827

	September 30, 2020	December 31, 2019
Plant, equipment, and mining properties - Mexico	$34,384	$35,239
Plant, equipment, and mining properties - Canada	374	419
Total plant, equipment, and mining properties	$34,758	$35,658

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2020 and 2019

(Expressed in thousands of US dollars, except where otherwise noted)

21.	SUBSEQUENT EVENTS

Mining Operations

Subsequent to September 30, 2020, the Company reported that an agreement has been reached with members from the Mexican mining union who had previously blocked the entrance to the Avino Mine. As a result, the Company has commenced plans to restart mining and mill processing operations.

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